                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                       SHELLS SEAFOOD RESTAURANTS, INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  822809 109
                                (CUSIP Number)

                              Frederick R. Adler
                          1520 South Ocean Boulevard
                          Palm Beach, Florida  33480
                                (561) 659-2001
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 5, 2001

           (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                        (Continued on following pages)
                              (Page 1 of 5 pages)
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                                                                     Page 2 of 4

                                SCHEDULE 13D/A

CUSIP NO. 82209 10 9
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

      (a) Frederick R. Adler (the "Reporting Person")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (a) Not Applicable.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a) USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          (a) -0- (Note 1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (a) -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          (a) -0- (Note 1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a) -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      (a) -0- (Note 1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (a) 0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      (a) IN
------------------------------------------------------------------------------

 Note 1
 ------

          Excludes 10,100 shares of Common Stock which are held by 1520 Partners Ltd. ("1520 Partners"), a limited partnership of which the Reporting Person is the general partner.


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     This Amendment No. 5 is being filed by Frederick R. Adler (the "Reporting
Person") to reflect (i) the sale by the Reporting Person of 1,194,326 shares of Common Stock, $.01 par value per share (the "Common Stock"), of Shells Seafood Restaurants, Inc. (the "Company").

Item 1.  SECURITY AND ISSUER.
              No change.

Item 2.  IDENTITY AND BACKGROUND.

              (a) Frederick R. Adler

              (b) Adler & Co.
                  645 Madison Avenue, 14/th/ Floor
                  New York, New York 10022

              (c) Frederick R. Adler served on the Board of Directors of the
                  Company until April 2001. Mr. Adler is Managing Director of Adler & Co., 645 Madison Avenue, 14/th/ Floor, New York, New York 10022, a venture capital management firm, and is a general partner of its related investment funds. Mr. Adler is a retired partner of the law firm of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York, 10103.

              (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              N/A.

Item 4.  PURPOSE OF TRANSACTION.
              N/A.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
              (a) The Reporting Person may be deemed to beneficially own an aggregate of 10,100 shares of Common Stock held by 1520 Partners representing less than 1% of the outstanding shares of Common Stock. However, the Reporting Person disclaims beneficial ownership of such shares for purposes of Section 13 of the Securities Exchange Act of 1934 and for all other purposes.

              (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

              (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

              (i) On November 9, 2001, the Frederick R. Adler Intangible Asset Management Trust (the "Trust") distributed 953,926 shares of the Company's Common Stock to the Reporting Person, who is the beneficiary of the Trust.

              (d)   Not applicable.

              (e) The Reporting Person ceased to be the beneficial owner of 5% or more of the Company's securities upon the sale of the 1,194,326 shares of Common Stock on December 5, 2001.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
              TO SECURITIES OF THE ISSUER.
              None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
              1. Letter Agreement, dated as of November 21, 2001 between Mr. Frederick Adler and Mr. Hunter Lipton.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ Frederick R. Adler
                                    ----------------------
                                    Frederick R. Adler

Date:  December 17, 2001